Exhibit 16.1

June 16, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Trans World Entertainment Corporation (the Company) and, under the date of June 15, 2020, we reported on the consolidated financial statements of Trans World Entertainment Corporation as of and for the fiscal years ended February 1, 2020 and February 2, 2019. On June 11, 2020, we were dismissed effective upon completion of the aforementioned audit. We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated June 16, 2020, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP